EXHIBIT 12

NORTHWEST NATURAL GAS COMPANY

Computation of Ratio of Earnings to Fixed Charges

January 1, 2002 – June 30, 2007

(Thousands, except ratio of earnings to fixed charges)

(Unaudited)

	Year Ended December 31,					12 Months Ended June 30, 2007	Six Months Ended June 30, 2007*
	2006	2005	2004	2003	2002
Fixed Charges, as defined:
Interest on Long-Term Debt	$34,651	$34,330	$33,776	$33,258	$32,264	$34,659	$17,424
Other Interest	4,648	2,665	2,184	2,048	1,620	4,978	1,260
Amortization of Debt Discount and Expense	716	808	773	696	799	717	361
Interest Portion of Rentals	1,465	1,357	1,489	1,622	1,578	1,490	756

Total Fixed Charges, as defined	$41,480	$39,160	$38,222	$37,624	$36,261	$41,844	$19,801

Earnings, as defined:
Net Income	$63,415	$58,149	$50,572	$45,983	$43,792	$71,080	$50,692
Taxes on Income	36,234	32,720	26,531	23,340	23,444	41,687	29,939
Fixed Charges, as above	41,480	39,160	38,222	37,624	36,261	41,844	19,801

Total Earnings, as defined	$141,129	$130,029	$115,325	$106,947	$103,497	$154,611	$100,432

Ratio of Earnings to Fixed Charges	3.40	3.32	3.02	2.84	2.85	3.69	5.07

*	A significant part of the business of NW Natural is of a seasonal nature; therefore, the ratio of earnings to fixed charges for the interim period is not necessarily indicative of the results for a full year.